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CUSIP NO. 46626E205                    13G/A                          1 of 6

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                         j2 Global Communications, Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    46626E205
                                  -------------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
               (Date of Event which Requires Filing of Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:
                                [_] Rule 13d-1(b)
                                [_] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 46626E205                     13G/A                             2 of 6

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 1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     BOARDRUSH MEDIA LLC
--------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                         (a)  [_]
                                                         (b)  [_]
--------------------------------------------------------------------------------
 3.  SEC Use Only


--------------------------------------------------------------------------------
 4.  Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
                       Sole Voting Power
Number of        5.
                       449,294 Shares
Shares           ---------------------------------------------------------------
                       Shared Voting Power
Beneficially     6.
                       0
Owned by         ---------------------------------------------------------------
                       Sole Dispositive Power
Each             7.

Reporting              449,294 Shares
                 ---------------------------------------------------------------
Person                 Shared Dispositive Power
                 8.
With                   0
--------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       449,294 Shares
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)

                                                            [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     Approximately 4.2% as of the date of filing.
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)

     OO Limited Liabiity Company
--------------------------------------------------------------------------------

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CUSIP NO. 46626E205                     13G/A                             3 of 6

--------------------------------------------------------------------------------

 1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     JAYE MULLER
--------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                         (a)  [_]
                                                         (b)  [_]
--------------------------------------------------------------------------------
 3.  SEC Use Only


--------------------------------------------------------------------------------
 4.  Citizenship or Place of Organization

     Germany
--------------------------------------------------------------------------------
                       Sole Voting Power
Number of        5.
                       449,294 Shares
Shares           ---------------------------------------------------------------
                       Shared Voting Power
Beneficially     6.
                       0
Owned by         ---------------------------------------------------------------
                       Sole Dispositive Power
Each             7.

Reporting              449,294 Shares
                 ---------------------------------------------------------------
Person                 Shared Dispositive Power
                 8.
With                   0
--------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       449,294 Shares
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)

                                                              [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     Approximately 4.2% as of the date of filing.
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------


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CUSIP NO. 46626E205                    13G/A                              4 of 6

ITEM 1.

PRELIMINARY STATEMENT:

This Amendment No. 2 supplements the Schedule 13G filed by Boardrush Media LLC and Jaye Muller with the Securities and Exchange Commission ("SEC") on August 5, 1999, as amended by Amendment No 1 filed on February 14, 2001, relating to the common stock, par value $0.01 per share (the "Common Stock"), of j2 Global Communications, Inc. (formerly JFAX.COM, Inc.) ("j2"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the original Schedule 13G.

All figures regarding shares of the Common Stock reported herein are as adjusted for, and after giving effect to, the Issuer's one-for-four reverse stock split that was effected as of February 8, 2001.

ITEM 1(A).     NAME OF ISSUER: j2 Global Communications, Inc. ("Issuer")

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               6922 Hollywood Blvd., Suite 800, Los Angeles, CA 90028.

ITEM 2(A). NAME OF PERSON FILING: This Schedule 13G/A is being filed on behalf of the following persons (the "Reporting Persons"):

               (1) Boardrush Media LLC ("Boardrush"); and

               (2) Jaye Muller ("Mr. Muller").

               Mr. Muller is a member and manager of Boardrush, and as of December 31, 2001, Boardrush was 100% owned by Mr. Muller.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               The principal business office of the Reporting Persons is 972 Putney Road, Suite 299, Brattleboro, VT 05301.

ITEM 2(C). CITIZENSHIP: Boardrush is a Vermont limited liability company. Mr. Muller is a German citizen.

ITEM 2(D). TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 par value (the "Common Stock").

ITEM 2(E).     CUSIP NUMBER: The CUSIP is #46626E205.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               (a) [_] Broker or dealer registered under Section 15 of the Exchange Act;


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CUSIP NO. 46626E205                    13G/A                              5 of 6

              (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act;

              (c) [_] Insurance Company as defined in Section 3(a)(19) of the
                  Exchange Act;

              (d) [_] Investment Company registered under Section 8 of the
                  Investment Company Act;

              (e) [_] An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

              (f) [_] An employee benefit plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

              (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

              (h) [_] A savings association as defined in Section 13(b) of the
                  Federal Deposit Insurance Act;

              (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

              (j) [_] Group in accordance with Rule 13d-1(b)(1)(ii)(J).

              If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

ITEM 4.       OWNERSHIP:

              As of December 31, 2000, Boardrush owned 732,829 shares of the Common Stock. Boardrush sold 33,535 of those shares in open-market transactions during 2001 and in December 2001 sold 250,000 of those shares in an off-market transaction. After giving effect to these transactions, the beneficial ownership of the shares of Common Stock reported herein is as follows:

              (a) Amount beneficially owned: 449,294

              (b) Percent of class: 4.2%

              (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 449,294

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        449,294

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

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CUSIP NO. 46626E205                    13G/A                              6 of 6

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION:

            Not Applicable.

ITEM 10.    CERTIFICATIONS:

            Not Applicable.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2002
                                      BOARDRUSH MEDIA, LLC

                                      By: /s/ Jaye Muller
                                          --------------------------
                                           Jaye Muller
                                           Manager

                                       JAYE MULLER

                                           /s/ Jaye Muller
                                       -----------------------------
                                           Jaye Muller